March 17, 2026

Sam Ash
Chief Executive Officer, Principal Executive Officer and Director
Bunker Hill Mining Corp.
1009 McKinley Ave
Kellogg, Idaho 83837

        Re: Bunker Hill Mining Corp.
            Registration Statement on Form S-1
            Filed March 11, 2026
            File No. 333-294216
Dear Sam Ash:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Edward Shaoul, Esq.